General Steel Holdings, Inc.
Room 2315
Kuntai International Mansion Building,
Yi No 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

October 20, 2009

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Registration Statement on Form S-3 of General Steel Holdings, Inc. (the "Registration Statement") (SEC File No. 333-161585)

Ladies and Gentlemen:

General Steel Holdings, Inc. (the "Company"), with respect to the above-referenced Registration Statement, pursuant to Rules 460 and 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to October 22, 2009 at 12:00 noon eastern standard time, or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

Please telephone Stephen D. Brook of Burns & Levinson LLP, counsel to the Company, at (617) 345-3000, if you have any questions regarding the Registration Statement or this request.

Very truly yours,

General Steel Holdings, Inc.

By:       /s/ Zuosheng Yu
Name: Zuosheng Yu
Title: President, Chief Executive Officer & Chairman of Board of Directors